Exhibit 11. Computation of per share earnings

      The following table sets forth the computation of basic and diluted earnings per common share for Hudson Valley Holding Corp. for each of the years indicated:

	(000’s except share data)
	Year ended December 31

	2002	2001	2000

Numerator:
Net income available to common shareholders for basic and diluted earnings per share	$21,584	$18,881	$16,158
Denominator:
Denominator for basic earnings per common share — weighted average shares(1)	5,847,879	5,745,852	5,668,855
Effect of diluted securities:
Stock options(1)	160,548	154,796	163,816

Denominator for diluted earnings per common share — adjusted weighted average shares(1)	6,008,427	5,900,648	5,832,671

Basic earnings per common share(1)	$3.69	$3.29	$2.85
Diluted earnings per common share(1)	$3.59	$3.20	$2.77

(1) Adjusted for the effects of the 10 percent stock dividends in 2002, 2001 and 2000.